October 30, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: 3561

Attention: Blaise Rhodes, Financial Analyst

Dear Sirs:

Re:	Iron Link Ltd. - Registration Statement on Form SB-2 Amendment No. 1 - File No. 333-137613

Further to your letter dated October 26, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Consolidated Financial Statements
Note 7, Business Combination, F-12

1.	You disclose that Iron Link was formed on May 30, 2006 and that it acquired Iron Link TV, Ltd. a company controlled by the same person who was controlling shareholder of Iron Link, on June 1, 2006. It appears that Iron Link TV, Ltd. is your predecessor. Item 310 of Regulation S-B requires two years of audited financial statements of a small business issuer and its predecessor, if applicable. We note you have presented three months of financial statements of Iron Link. Please revise to present audited financial statements of Iron Link TV Ltd. for periods prior to May 30, 2006 such that you present in aggregate 24 months of audited financial statements for both the predecessor and the small business issuer. Please note that financial statements for an annual period should not exceed 12 months and there should be no lapse in audited periods for the predecessor financial statements and between the financial statements of the issuer and predecessor.

Iron Link TV Ltd. (“Predecessor”) was incorporated on April 21, 2006. The period from the date of incorporation, April 21, 2006 to May 30, 2006 was audited by Iron Link’s auditor during the audit of the Iron Link’s financial statements for the period ended July 31, 2006. The audited financial statements of Predecessor were not presented in the Registration Statement of

Form SB-2 filed on September 27, 2006 because Predecessor had no assets, liabilities, or operations prior to May 30, 2006.

2.	In view of your disclosure that Iron Link and Iron Link TV, were entities under common control, the purchase method of accounting does not appear to be the correct way to account for acquisition. Please refer to the guidance in paragraphs D11-D18 of Appendix D of SFAS 141 and revise the financial statements of Iron Link, if applicable, and the disclosures in Note 7 to reflect the appropriate accounting for this transaction as a merger of entities under common control.

Iron Link TV had no operations, assets or liabilities prior to being acquired by Iron Link on June 1, 2006. The Note 7 has been revised to reflect the appropriate accounting for this transaction.

Yours truly,

/s/ Alexandre Routkovski

Iron Link Ltd.
Alexandre Routkovski, President